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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940**

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1. Name and Address of Reporting Person*

Resurgence Asset Management, L.L.C.

(Last) (First) (Middle)

10 New King Street

(Street)

White Plains NY 10604

(City)   (State)   (Zip)

2. Date of Event Requiring Statement *(Month/Day/Year)*

12/19/02

4. Issuer Name and Ticker or Trading Symbol

Sterling Chemicals, Inc. (Ticker Symbol: n/a)

6. If Amendment, Date of Original *(Month/Day/Year)*

Not applicable

3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)*

5. Relationship of Reporting Person(s) to Issuer *(Check All Applicable)*

☐ Director   ☒ 10% Owner

☐ Officer *(give title below)*

☐ Other *(specify below)*

7. Individual or Joint/Group Filing *(Check Applicable Line)*

☒ Form Filed by One Reporting Person

☐ Form Filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   *   If the form is filed by more than one reporting person, *see* Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security *(Instr. 4)*	2. Amount of Securities Beneficially Owned *(Instr. 4)*	3. Ownership Form: Direct (D) or Indirect (I) *(Instr. 5)*	4. Nature of Indirect Beneficial Ownership *(Instr. 5)*
Common Stock	938,369	I	(1)

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Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security *(Instr. 4)*	2. Amount of Securities Beneficially Owned *(Instr. 4)*	3. Ownership Form: Direct (D) or Indirect (I) *(Instr. 5)*	4. Nature of Indirect Beneficial Ownership *(Instr. 5)*
Common Stock	938,369	I	(1)

Table II — Derivative Securities Beneficially Owned (*e.g.***, puts, calls, warrants, options, convertible securities)**

1. Title of Derivative Security *(Instr. 4)*	2. Date Exercisable and Expiration Date *(Month/Day/Year)*		3. Title and Amount of Securities Underlying Derivative Security *(Instr. 4)*		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 5)*	6. Nature of Indirect Beneficial Ownership *(Instr. 5)*
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
Preferred Stock	12/19/02	n/a	Common Stock	1,150,168	n/a	I	(1)
Warrants	12/19/02	12/19/08	Common Stock	215,749	$52	I	(1)

Explanation of Responses:

(1) Resurgence Asset Management, L.L.C. ("RAM") exercises voting and dispositive power over the Issuer's securities solely in RAM's capacity as the general partner and/or sole investment advisor of M.D. Sass Corporate Resurgence Partners, L.P., M.D. Sass Corporate Resurgence Partners II, L.P., M.D. Sass Corporate Resurgence Partners III, L.P., the Resurgence Asset Management, L.L.C. Employee Retirement Plan, and a separately managed account for a private corporation. In addition, funds which have invested side-by-side with funds managed by RAM and Resurgence Asset Management International, L.L.C. beneficially own an additional 68,883 shares of Issuer's Common Stock in the aggregate.

/s/ James B. Rubin	December 19, 2002
**Signature of Reporting Person	Date

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** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

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